United States securities and exchange commission logo





                              June 17, 2020

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles, Inc.
       7259 East Posada Avenue
       Mesa, AZ 85212

                                                        Re: Atlis Motor
Vehicles, Inc
                                                            Amendment 3 to
Offering Statement on Form 1-A
                                                            Filed June 5, 2020
                                                            File No. 24-11207

       Dear Mr. Hanchett:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Amendment 3 to Offering Statement on Form 1-A filed June 5, 2020

       General

   1. As requested in prior comment 5, revise throughout the offering circular to explain the development of your
business and products over the past three years. More specifically, explain the exact
status of development of the products referenced in your disclosure, your accomplishments to
date, and any material hurdles that remain before commercialization.
       Cover Page of Offering Circular, page 1

   2. As requested in prior comment 6, identify the disclosure format being followed in the offering circular. See
Part II(a)(1) of Form 1-A for information on selecting the disclosure format being followed.
 Mark Hanchett
FirstName LastNameMark Hanchett
Atlis Motor Vehicles, Inc.
Comapany NameAtlis Motor Vehicles, Inc.
June 17, 2020
Page 2
June 17, 2020 Page 2
FirstName LastName
Volume targets
Geographic sales territory, page 8

3. If true, disclose that you have no agreement with any of the companies with which you have had talks.
The Offering, page 9

4. Disclosure here and on page 34 indicates that there are 17,151,882 shares outstanding before the offering, whereas disclosure in Part I of the Form 1-A indicates that there are
         4,871,129 shares of Class A common stock outstanding. Please reconcile the disclosures.
We may have difficulty protecting our intellectual property..., page 16

5. We note your response to prior comment 9. Please clarify the basis for your expectation regarding when you will complete the patent review. Also, revise to clarify when you applied for the patent to which you refer and what is covered by your application.
A sale of a substantial number of the Class A common stock... , page 31

6. Given that your company was formed to develop and manufacture plug in electric trucks, the relevance of the reference to the market price of pharmaceutical companies is unclear.
         Please revise.
Use of Proceeds, page 33

7. Disclosure here and on the cover page of the offering circular that the total net proceeds of the offering are $23,750,000 is inconsistent with disclosure in Part I of the Form 1-A that the net proceeds of the offering are $20 million and with your disclosure on pages 10-11 regarding proceeds of $19 million or $20 million. Please reconcile the disclosures.
How we will generate revenue, page 46

8. Clarify that there can be no assurance or guarantee that the $1.5 billion in projected reservation interest will result in sales of your product which is still in the prototype stage of development.
Security Ownership of Management, page 52

9. Given disclosure in Parts I and II that there are 4,871,129 shares of Class A common stock outstanding, confirm that there is no holder of Class A common stock who owns more than 10% of the Class A common stock. See Part II, Item 12(a)(2) of Form 1-A. We note your response to prior comment 14.
Offering Incentives, page 53

10. Notwithstanding your response to prior comment 3, this disclosure was not removed.
         Please revise, or tell us how the incentives are consistent with the pricing requirements of
 Mark Hanchett
FirstName LastNameMark Hanchett
Atlis Motor Vehicles, Inc.
Comapany NameAtlis Motor Vehicles, Inc.
June 17, 2020
Page 3
June 17, 2020 Page 3
FirstName LastName
         Rule 251.
Plan of Distribution, page 54

11. We note your response to prior comments 7, 8, and 17. Please clarify how you intend to proceed with this offering. Your first paragraph indicates that your officers and directors will conduct the offering on a "best efforts" basis. However, your other disclosures indicate that JumpStart Securities, LLC will be offering the shares as your broker-dealer.
Experts, page 57

12. Identify your independent auditor. Additionally, disclose the name of counsel who provided the legality opinion for the offering.
Independent Auditor's Report , page 59

13. In the introductory paragraph, have your auditor revise to read "We have audited the accompanying balance sheets of Atlis Motor Vehicles, Inc. as of December 31, 2018 and
         2019 and the related Income Statement, Statement of Changes in Shareholders' Equity,
         Statement of Cash Flows for the years then ended, and the related notes to the financial statements." Refer to paragraph 8 of AU Section 508, Report on Audited Financial
         Statements.
Statement of Changes in Shareholders' Equity, page 64

14. On pages 38 through 41, we note that you issued 24,122 shares of your company's common stock with total proceeds of $6,995 in 2018 and 6,900,545,711 shares with total proceeds of $1,179,547 in 2019. On the "Statement of Changes in Shareholders' Equity,"
         your company issued 4,782,630 shares with the total increase in the stockholders' equity by $550,643 in 2018 and 1,272,487 shares with the total increase in the stockholders'
         equity by $531,876 in 2019. Please revise to reconcile the differences.
Note E - Equity Based Compensation, page 69

15. We note that your company's compensation program provides for the grants of equity awards to employees and consultants, and during 2019 your company issued 1,996,674 shares of stock. Please note that your company's election of the intrinsic value method applies only to liability-classified awards. Refer to ASC 718-10-30-40. Please explain to us the terms of each of your company's share-based payments and how each award is accounted for. As we previously requested, please revise to include all applicable disclosures under ASC 718-10-50, or tell us why they do not apply.
16. Also, on page 66, we note that you early adopted ASU 2018-07. However, you disclosed that your company measures compensation expense for its non-employee, stock-based compensation under ASC 505 (Equity). Please note that ASU 2018-07 changed accounting for share-based payment to non-employees. As a result of the ASU, all share-
         based payments to non-employees are accounted for under ASC 718. Please revise to
 Mark Hanchett
FirstName LastNameMark Hanchett
Atlis Motor Vehicles, Inc.
Comapany NameAtlis Motor Vehicles, Inc.
June 17, 2020
Page 4
June 17, 2020 Page 4
FirstName LastName
         address our concerns.
Ex1A-4
Subscription Agreement, page 1

17. We note that sections 1(b) and 4(b) of the subscription agreement make reference to a qualified offering statement on Form 1-A filed May 4, 2020, a post-qualification offering statement on Form 1-A filed June 5, 2020, and an again qualified offering statement on an unspecified date. Since the offering statement on Form 1-A filed on May 4, 2020, the amendment to the offering statement on Form 1-A filed on June 5, 2020, and an again qualified offering statement on an unspecified date have not been qualified, please revise.
18. We note that section 6 of the subscription agreement includes a waiver of trial by jury provision. Provide disclosure of the provision in the offering circular. Include in the revisions whether the provision includes claims under the federal securities laws, any uncertainty about whether a court would enforce the provision, and risks to investors, such as increased costs to bring a claim, limited access to information, and other imbalances of resources between the company and shareholders, and that the provision may discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. Additionally, provide disclosure in the offering circular that investors cannot waive compliance with the federal securities laws and their rules and regulations.
19. We note the legend in the subscription agreement which requires the investor to certify that he has read the entire subscription agreement. While we would not object to having an investor certify that he has "received" the entire subscription agreement, we object to having an investor certify that he has "read" the entire subscription agreement. Please revise.
Ex1A-12
Legality Opinion, page 1

20. Request counsel to revise the legality opinion to state the number of shares of Class A common stock being offered under this offering statement. Additionally, counsel must consent to the filing of the legality opinion as an exhibit to the offering statement and to being named in the offering statement. Also, it is inappropriate for counsel to assume any of the material facts underlying the opinion as referenced in the opinion's last sentence.
         Please file a revised opinion.
Ex1A-13
Testing the waters, page 1

21. Given risk factor disclosures in the offering circular that the company arbitrarily determined without independent valuation the offering price for this offering and that the
         Class A common stock may have significantly less value than the offering price, it is
 Mark Hanchett
Atlis Motor Vehicles, Inc.
June 17, 2020
Page 5
      unclear why the slide stating the company's value of $166 million at $8.24 per share is appropriate. Please revise.
        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or
W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Hanchett
                                                           Division of
Corporation Finance
Comapany NameAtlis Motor Vehicles, Inc.
                                                           Office of
Manufacturing
June 17, 2020 Page 5
cc:       Annie Pratt
FirstName LastName